UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 27, 2023

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Obituary – Jun Ohta, SMFG President and Group CEO

TOKYO, November 27, 2023 — Sumitomo Mitsui Financial Group, Inc (“SMFG” here after) regrets to announce that Jun Ohta, Director President (Representative Executive Officer) and Group CEO of SMFG, passed away and stepped down from his position on November 25, 2023, at the age of 65.

Due to this change, Toru Nakashima, Deputy President and Executive Officer (Representative Executive Officer) has started the acting duties for the time being.

We will be selecting the successor in accordance with appropriate procedure, and will announce in a timely manner.